Mail Stop 4561

August 31, 2006

Don Sargeant
Chief Manager
Agassiz Energy, LLC
510 County Road 71
Valley Technology Park
Crookston, Minnesota 56716

> **Re:** **Agassiz Energy, LLC**
> **Registration Statement on Form SB-2/A-4**
> **Filed August 7, 2006**
> **Registration No. 333-133024**

Dear Mr. Sargeant:

We have reviewed the above-referenced amended registration statement and your response letter August 7, 2006 and have the following comments.

Form SB-2/A

General

1. Revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

2. Please revise your table of contents to conform to the headings in your registration statement. For example, we note your revision to the title "Description and Rights of Membership Units" is not reflected in your table of contents.

Description and Rights of Membership Units, page 81

3. We note your revisions pursuant to comment 17 of our letter dated July 21, 2006. It appears your revised disclosure that addresses your "Special Allocation Rules" and "United Transfer Restrictions" is not summary of the material provisions but instead appears a copy of the provisions contained in your operating agreements, complete with cross-references to other sections and numerous code provisions. Your disclosure should be revised to provide the information in summary form

that is readily understandable to investors and not a mere recitation of specific provisions in your operating agreements.

Exhibits

4. We note your response to comment 18 of our letter dated July 21, 2006. We are continuing to process your confidential treatment application (Control No. 18796) and you will receive comments under separate cover.

* * *

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (612) 332-2740
        Todd A. Taylor
        Leonard, O'Brien, Spencer, Gale & Sayre, Ltd.